Exhibit 107

Calculation of Filing Fee Tables

Form S-8

(Form Type)

Kaixin Auto Holdings

(Exact name of registrant as specified in its charter)

Table 1 – Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Share		Maximum Aggregate Offering Price		Fee Rate	Amount of Registration fee
Equity	ordinary shares, par value $0.00005 per share	Rule 457(c) and (h)	39,500,000	$0.84	(1)	$33,180,000	(1)	$92.70 per $1,000,000	$3,075.79
Total Offering Amount									$3,075.79
Total Fee Offsets									$-
Net Fee Due									$3,075.79

(1)	The corresponding proposed maximum offering price per share is estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(h) and Rule 457(c) under the Securities Act, based the average of the high and low prices for the Registrant’s ordinary shares as quoted on the Nasdaq Stock Market on May 26, 2022.